As filed with the Securities and Exchange Commission on June 25, 2001


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

              / x / ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000

                                       OR

             / / TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

              For the transition period from _________ to _________

                          Commission File No. 333-39249

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 PIONEER NATURAL RESOURCES USA, INC. 401(k) PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:


                        Pioneer Natural Resources Company
                      5205 North O'Connor Blvd., Suite 1400
                               Irving, Texas 75039

                       PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) PLAN


                 Financial Statements and Supplemental Schedule

    As of December 31, 2000 and 1999 and for the year ended December 31, 2000

                       With Report of Independent Auditor

                 PIONEER NATURAL RESOURCES USA, INC. 401(k) PLAN

                      AS OF DECEMBER 31, 2000 AND 1999 AND
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000


                                Table of Contents


                                                                       Page


Report of Independent Auditor.....................................      4

Statements of Net Assets Available for Benefits as of
   December 31, 2000 and 1999.....................................      5

Statement of Changes in Net Assets Available for Benefits
   for the year ended December 31, 2000...........................      6

Notes to Financial Statements.....................................      7

Schedule H; Line 4i - Schedule of Assets (Held At End of Year)
   as of December 31, 2000........................................     11

Signatures........................................................     12

Index to Exhibits.................................................     13

                          Report of Independent Auditor


To the Participants and the Plan Administrator of Pioneer Natural Resources USA, Inc.
401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Pioneer Natural Resources USA, Inc. 401(k) Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets
(held at end of year) as of December 31, 2000, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                              Ernst & Young LLP




Fort Worth, Texas
June 25, 2001

                       PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) PLAN

                 Statements of Net Assets Available for Benefits



                                                           December 31,
                                                    --------------------------
                                                        2000          1999
                                                    -----------    -----------

Investments at fair value:
  Vanguard Primecap Fund........................    $21,148,244    $17,456,153
  Vanguard Prime Money Market Fund..............     12,394,091     13,079,816
  Vanguard 500 Index Fund.......................      9,400,834      8,798,844
  Vanguard Windsor II Fund......................      6,525,824      6,327,893
  Vanguard - ST Corporate Fund..................      3,112,481      3,468,610
  Vanguard International Growth Fund............      1,028,195        773,868
  Vanguard Total Bond Market Index Fund.........        220,638          -
  Vanguard Asset Allocation Fund................        122,262          -
  Sarofim Equity Fund...........................     12,688,210     19,943,740
  Pioneer Natural Resources Stock Fund .........      5,326,283      2,191,408
                                                     ----------     ----------

                                                     71,967,062     72,040,332

Participants' loans.............................      1,220,876      1,359,021
                                                     ----------     ----------

  Net assets available for benefits.............    $73,187,938    $73,399,353
                                                     ==========     ==========




                 See accompanying notes to financial statements.

                       PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) PLAN

            Statement of Changes in Net Assets Available for Benefits
                      For the year ended December 31, 2000




Additions to net assets attributed to:
  Net investment income:
     Interest and dividend income...........................   $   3,173,510
     Net appreciation in fair value of investments..........       1,844,074
                                                                 -----------
                                                                   5,017,584

  Employee contributions....................................       2,737,596
  Rollovers.................................................          87,228
                                                                 -----------
     Total additions........................................       7,842,408
                                                                 -----------
Deductions from net assets attributed to:
  Distributions to participants.............................       8,000,618
  Fees......................................................          53,205
                                                                 -----------
     Total deductions.......................................       8,053,823
                                                                 -----------
Net decrease................................................        (211,415)

Net assets available for benefits:
  Beginning of year.........................................      73,399,353
                                                                 -----------
  End of year...............................................   $  73,187,938
                                                                ============






                 See accompanying notes to financial statements.

                       PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999


Note 1.       Description of Plan

       The following brief description of the Pioneer Natural Resources USA, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a complete description of the Plan, a copy of which is available to each participant from the Pioneer Natural Resources USA, Inc. 401(k) Plan Committee (the "Plan Administrator"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       General

       The Plan is a defined contribution plan established under the Internal Revenue Code (the "Code") Section 401 on January 1, 1990 covering all employees of Pioneer Natural Resources USA, Inc. (the "Employer"), a wholly-owned subsidiary of Pioneer Natural Resources Company (the "Company"). Regular full-time employees and part-time employees are eligible to participate on the first day of the month following their date of hire.

       Contributions

       Participants may contribute an amount of not less than two percent nor more than 12 percent of their annual salary. An Employer match is contributed in cash to the Pioneer Natural Resources USA, Inc. Matching Plan ("Matching Plan") at an amount equal to 200 percent of the first five percent of basic compensation contributed by a participant to the Plan.

       Participant Accounts

       Each participant's account is credited with the participant's contributions and an allocation of Plan earnings. Plan earnings are allocated to each participant's account by fund in proportion to their fund balance relative to the total fund balance.

       Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, or 50 percent of their account's vested balances, whichever amount is less. The loans are secured by the balance in the participant's account. Participant loans bear interest at an annual rate equal to the prime borrowing rate at the inception of the loan plus one percent. Loan principal and interest is paid ratably through payroll deductions.

       Investment Options

       Participants  were  able  to  allocate  their  contributions   among  the
following investment options during the Plan year ended December 31, 2000:

       o Vanguard Prime Money Market Fund - Seeks to provide high income and a stable share price of $1 by investing in short-term, high quality money market instruments issued by financial institutions, non-financial corporations, the United States government and United States federal agencies.

       o      Vanguard - ST Corporate Fund  -  Seeks to  provide a high level of
              current  income  by  investing  in  short-term,   investment-grade
              corporate bonds with average maturities of two to three years.

                       PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999


Note 1.       Description of Plan (continued)

       o Vanguard 500 Index Fund - Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of United States stock market performance.

       o Vanguard Primecap Fund - Seeks long-term growth of capital by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions and skilled management teams.

       o Vanguard Windsor II Fund - Seeks to provide long-term growth of capital and a reasonable level of income from dividends by investing in a diversified group of undervalued or out-of-favor stocks of large capitalization companies. The stocks generally sell at prices below the overall market average compared to their dividend income and future return potential.

       o Vanguard International Growth Fund - Seeks to provide long-term growth of capital by investing in stocks of companies based outside the United States. Stocks are selected from more than 15 countries.

       o Vanguard Asset Allocation Fund - Seeks to maximize total return by investing in common stocks, bonds and money market instruments.

       o Vanguard Total Bond Market Index Fund - Seeks to generate a high level of interest income by investing in high-credit quality, corporate and treasury securities.

       o Sarofim Equity Fund - Seeks to provide high growth of capital by investing in a broadly diversified portfolio of large companies. Income is a secondary goal.

       o Pioneer Natural Resources Stock Fund - The Pioneer Natural Resources Stock Fund is designed to provide long-term growth of capital through increases in the value of the common stock of the Company. Dividends, if any, are reinvested to purchase more shares.

       Vesting

       As is described in more detail in "Contributions" above, participants' contributions and Plan earnings are maintained in the Plan. Employer contributions are maintained in the Matching Plan, together with the earnings of the Matching Plan.

       Participants are immediately vested in their voluntary contributions currently being made into the Plan, plus the actual Plan earnings thereon. Certain participant account balances that were merged into the Plan from predecessor plans retained the vesting schedules provided for in the predecessor plans' documents. Vesting in the Matching Plan is based upon years of continuous service. A participant is fully vested in the Matching Plan after four years of service.

                       PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999


Note 1.       Description of Plan (continued)

       Payments of Benefits

       If the total value of the vested portion of the participant's account is $5,000 or less, payment will be made in one lump sum as soon as administratively possible. If the total value of the vested portion of the participant's account exceeds $5,000, payment will occur at age 70-1/2 unless the participant terminates, retires or becomes disabled prior to age 70-1/2 and consents to an earlier distribution date by filing a written request to the Plan Administrator within 90 days prior to the date the participant wishes to receive a distribution. Except for participant accounts that have a total vested value of $5,000 or less, distributions to terminated, retired or disabled participants will be annuities, but may be installments or lump sum payments if so directed by the participant. A participant's beneficiary will receive the participant's account balance in the event of a participant's death.

       Withdrawal of Benefits

       Employees may withdraw their vested assets in the Plan under certain hardship conditions as defined in the Plan agreement. Terminated participants may also withdraw their vested assets in the Plan.

       Plan Termination

       Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become fully vested in their accounts.

Note 2.       Summary of Significant Accounting Policies

       Basis of Presentation

       The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefit payments made to participants are recorded upon distribution.

       Investment Valuation

       Investments are valued at fair value as determined by Vanguard Fiduciary Trust Company (the "Trustee"). Fair value is determined as follows:

       1) Investments in securities traded on national securities exchanges are valued at the last reported sales price on the last business day of the year.

       2) Investments in money market funds are valued at cost, which approximates fair value.

       3) Participant loans receivable are valued at their unpaid principal balance, which approximates fair value.

       4) Investments in the Vanguard Prime Money Market Fund are valued at cost, which approximates fair value.

                       PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999


Note 2.     Summary of Significant Accounting Policies (continued)

       Security Transactions and Investment Income

       Security transactions are accounted for on a trade-date basis. Expenses incurred with transactions, if any, are added to the purchase price or deducted from the selling price at the time of the transactions. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Note 3.     Investments

       During 2000, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

              Pioneer Natural Resources Stock Fund              $  2,966,444
              Registered Investment Companies                    ( 1,122,370)
                                                                 -----------
                                                                $  1,844,074
                                                                 ===========

Note 4.       Administrative Expenses

       Administrative expenses paid by the Plan were $53,205 during the year ended December 31, 2000. The Employer may pay certain expenses incurred in the establishment and administration of the Plan, including expenses and fees of the Trustee, but is not obligated to do so. Any Plan expenses not paid by the Employer are paid from the Plan's earnings or account forfeitures. In addition to administrative expenses paid by the Plan, Plan administrative expenses of $50,545 and $5,435 were paid from account forfeitures and the Employer, respectively, during 2000. Account forfeiture balances in the Plan were $74,024 and $115,052 as of December 31, 2000 and 1999, respectively.

Note 5.       Tax Status of the Plan

       The Plan received a determination letter from the Internal Revenue Service dated January 14, 1999, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 6.       Related Party Transactions

       Certain Plan investments are shares of registered investment companies managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

                       PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) PLAN

         Schedule H; Line 4i - Schedule of Assets (Held At End of Year)
                                 EIN: 75-2516853
                                Plan Number: 001

                             As of December 31, 2000

                                                               (c)
                                                         Description of
                       (b)                            investment including
                Identity of issuer,                  maturity date, rate of                 (e)
                 borrower, lessor,                  interest, collateral, par             Current
 (a)             or similar party                       or maturity value                  Value
-----    --------------------------------    ---------------------------------------    -----------

  *      Vanguard Fiduciary Trust Company    Vanguard Primecap Fund -
                                                  350,252 shares                        $21,148,244
  *      Vanguard Fiduciary Trust Company    Vanguard Prime Money Market Fund -
                                               12,394,091 shares                         12,394,091
  *      Vanguard Fiduciary Trust Company    Vanguard 500 Index Fund -
                                               77,145 shares                              9,400,834
  *      Vanguard Fiduciary Trust Company    Vanguard Windsor II Fund -
                                               239,920 shares                             6,525,824
  *      Vanguard Fiduciary Trust Company    Vanguard - ST Corporate Fund -
                                               292,252 shares                             3,112,481
  *      Vanguard Fiduciary Trust Company    Vanguard International Growth
                                               Fund - 54,488 shares                       1,028,195
   *     Vanguard Fiduciary Trust Company    Vanguard Total Bond Market Index -
                                                22,152 shares                               220,638
  *      Vanguard Fiduciary Trust Company    Vanguard Asset Allocation Fund  -
                                                5,165 shares                                122,262
         Fayez Sarofim & Co.                 Sarofim Equity Fund - 234,013 shares        12,688,210
  *      Pioneer Natural Resources Company   Pioneer Natural Resources Stock Fund -
                                               751,239 units                              5,326,283
  *      Participants' loans                 Interest rates range from 8.75% to 10.5%     1,220,876
                                                                                         ----------

                                                                                        $73,187,938
                                                                                         ==========
---------------------------
*Party in-interest

Note: Column (d) is not applicable since all investments are participant directed.


                 PIONEER NATURAL RESOURCES USA, INC. 401(k) PLAN

                               S I G N A T U R E S


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereto duly authorized.

                                PIONEER NATURAL RESOURCES USA, INC. 401(k) PLAN

                                By:    Pioneer Natural Resources USA, Inc.
                                       401(k) Plan Committee


Date:    June 25, 2001          By:     /s/ Larry N. Paulsen
                                       -------------------------------
                                       Larry N. Paulsen
                                       Chairman


Date:    June 25, 2001          By:     /s/ Rich Dealy
                                       -------------------------------
                                       Rich Dealy


Date:    June 25, 2001          By:     /s/ John V. Peters
                                       -------------------------------
                                       John V. Peters


Date:    June 25, 2001          By:     /s/ Kevin Schepel
                                       -------------------------------
                                       Kevin Schepel


Date:    June 25, 2001          By:     /s/ David W. Simpson
                                       -------------------------------
                                       David W. Simpson

                                INDEX TO EXHIBITS



Exhibit
Number                         Description                              Page
-------                        -----------                              ----

  23.1                         Consent of Ernst & Young LLP              14

                                                                    EXHIBIT 23.1

                         CONSENT OF INDEPENDENT AUDITOR



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-39249) pertaining to the Pioneer Natural Resources USA, Inc. 401(k) Plan of our report dated June 25, 2001, with respect to the financial statements and schedule of the Pioneer Natural Resources USA, Inc. 401(k) Plan included in this Annual Report on Form 11-K as of December 31, 2000 and 1999 and for the year ended December 31, 2000.



                                           Ernst & Young LLP



Fort Worth, Texas
June 25, 2001